UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

DSS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

26253C102
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 81,399,836(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 81,399,836(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,399,836(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.55%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The beneficial ownership of Heng Fai Ambrose Chan includes 81,399,836 shares of common stock, consisting of (a) 1,614,552 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 16,973,020 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 6,232,671 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited (“AIL”); (d) 35,213,416 shares of common stock held by Alset EHome International Inc. (“AEI”); and (e) 21,366,177 shares of common stock held by AIL, a subsidiary of AEI.

(2) Based on 139,017,172 shares of the common stock of the Issuer outstanding as of July 12, 2022.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset EHome International Inc. (“AEI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 62,812,264(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 62,812,264(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,812,264(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.18%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 35,213,416 shares of common stock held directly by Alset EHome International Inc.; 6,232,671 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of AIL; and 21,366,177 shares of common stock held by AIL, a subsidiary of AEI.

(2) Based on 139,017,172 shares of the common stock of the Issuer outstanding as of July 12, 2022.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,232,671
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 6,232,671
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,232,671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.48%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 139,017,172 shares of the common stock of the Issuer outstanding as of July 12, 2022.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset International Limited (“AIL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 27,598,848(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 27,598,848(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,598,848(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 21,366,177 shares of common stock held by AIL and 6,232,671 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of AIL.

(2) Based on 139,017,172 shares of the common stock of the Issuer outstanding as of July 12, 2022.

This Amendment No. 18 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed with the SEC on February 20, 2019, Amendment No. 4, filed with the SEC on March 27, 2019, Amendment No. 5, filed with the SEC on June 11, 2019, Amendment No. 6, filed with the SEC on July 23, 2019, Amendment No. 7, filed with the SEC on November 5, 2019, Amendment No 8, filed with the SEC on March 4, 2020, Amendment No. 9, filed with the SEC on September 1, 2020, Amendment No. 10, filed with the SEC on October 26, 2020, Amendment No. 11, filed with the SEC on June 3, 2021, Amendment No. 12, filed with the SEC on June 25, 2021, Amendment No. 13, filed with the SEC on September 20, 2021, Amendment No. 14, filed with the SEC on March 15, 2022, Amendment No. 15, filed with the SEC on April 20, 2022, Amendment No. 16, filed with the SEC on June 1, 2022, and Amendment No. 17, filed with the SEC on July 11, 2022.

This Amendment No. 18 is being filed to reflect that Alset International Limited, a subsidiary of Alset EHome International Inc. has acquired 21,366,177 shares of the Issuer’s common stock.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 18 to the Schedule 13D relates is the common stock, $0.02 par value per share, of DSS, Inc., a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 275 Wiregrass Pkwy, West Henrietta, NY 14586.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set for the in Item 4 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On July 12, 2022, Alset International Limited (“AIL”) was issued 21,366,177 shares of common stock pursuant to an assignment and assumption agreement dated February 25, 2022, as amended on July 12, 2022, between the Issuer and AIL, a majority-owned subsidiary of AEI, pursuant to which the Issuer agreed to purchase a convertible promissory note from AIL (the “Note”). The Note has a principal amount of $8,350,000 and accrued but unpaid interest of $367,400. The Note was issued by American Medical REIT, Inc., a Maryland corporation, pursuant to a subscription agreement, dated as of October 29, 2021 between AIL and American Medical REIT, Inc. The consideration paid for the Note was 21,366,177 shares of the Issuer’s common stock. The number of the Issuer’s shares issued as consideration was calculated by dividing $8,717,400, the aggregate of the principal amount and the accrued but unpaid interest under the Note, by $0.408 per share.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd., Alset EHome International Inc., and Alset International Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Alset EHome International Inc.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director

Alset International Limited

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer